

Mail Stop 4631

March 14, 2016

Via E-mail
Thomas Aebischer
Chief Financial Officer
LyondellBasell Industries N.V.
1221 McKinney Street, Suite 300
Houston, Texas 77010

> **Re:** **LyondellBasell Industries N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 16, 2016**
> **File No. 1-34726**

Dear Mr. Aebischer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38
Results of Operations, page 39

1. We note that cost of sales captures the vast majority of expenses comprising operating income. To allow investors to better understand your operating costs, please expand your discussion and analysis of your results of operations to disclose the material components (e.g., materials, labor, overhead, depreciation, amortization, et cetera) of cost of sales including quantification of each component.

2. Please expand your discussion and analysis of operating income at the consolidated level to quantify the extent to which each of the material factors disclosed contributed to the increase in operating income margin for fiscal year 2015 as compared to fiscal year 2014. Please address this comment to other areas of your discussion and analysis of your results of operations at the consolidated and segment levels. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.3. of the Financial Reporting Codification for guidance.

3. We note that you recognized a gain on the change in fair value of cross currency swaps in the amount of $262 million, which favorably impacted comprehensive income by 6.4%. Please expand your discussion and analysis to disclose the material factors contributing to this gain.

22. Segment and Related Information, page 145

4. Please provide the disclosures required by ASC 280-10-50-40 for your product lines within your reportable segments. In this regard, we note that olefins do not appear to have similar trends to polyolefins and/or specialty products sold internationally. Further, we note your discussion and analysis of the various products within the Intermediates and Derivatives reportable segment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3854, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant

Office of Manufacturing and
Construction